Beau Yanoshik

+1.202.373.6133

beau.yanoshik@morganlewis.com

April 8, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on March 11, 2016 regarding the Trust’s Post-Effective Amendment No. 516, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 28, 2016 for the purpose of registering shares of the WisdomTree Fundamental U.S. High Yield Corporate Bond Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please confirm that all missing bracketed information from Post-Effective Amendment No. 516 will be included in a future filing.

Response: Confirmed.

2.	Comment: With respect to the Fund’s index methodology, include a representation in your correspondence that the index methodology is rules-based, permits no discretion, and is consistent with the Fund’s prospectus, and the Fund is in compliance with the Trust’s ETF exemptive order.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 8, 2016

Response: Neither the Trust nor the Fund created or maintains the Index. Rather, WisdomTree Investments, Inc. (the “Index Provider”), an affiliate of the Fund’s investment adviser, created and maintains the Index, and also engages an independent third party calculation agent. While the Index methodology involves a number of steps and calculations, the Trust is informed that the Index itself is governed by the formulaic rules-based methodology that determines the process for selecting and weighting the securities included in the Index, as outlined in the written Index methodology, as opposed to discretionary implementation of such rules. The Index Provider does have discretion to change the Index methodology, but is only expected to do so in accordance with the Trust’s current exemptive relief (i.e., upon 60 day advance website posting). The Trust represents that the Fund’s index methodology is consistent with the Fund’s prospectus, and the Fund is in compliance with the Trust’s ETF exemptive order.

3.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.48%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.48%
Fee Waivers**	(0.10)%
Total Annual Fund Operating Expenses After Fee Waivers**	0.38%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	WisdomTree Asset Management, Inc. (“WisdomTree Asset Management” or the “Adviser”) has contractually agreed to limit the Management Fee to 0.38% through October 31, 2017, unless earlier terminated by the Board of Trustees of WisdomTree Trust (the “Trust”) for any reason at any time.

4.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: As stated in the Trust’s exemptive application, which applies to the Fund, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the component securities of the Index will include securities such as depositary receipts based on component securities of the Index and TBA transactions.”

5.	Comment: With respect to the fourth paragraph of the “Principal Investment Strategies of the Fund” section, please revise the paragraph using plain English disclosure. In particular, please provide greater detail on what is meant by “a ‘screen and tilt’ rules based approach” and “bonds with less favorable fundamental characteristics.”

April 8, 2016

Response: The fourth paragraph of the “Principal Investment Strategies of the Fund” section has been revised as follows:

The Index utilizes a “screen and tilt” rules-based approach to ~~identify~~ isolate bonds that have favorable fundamentals and tilts to those bonds with ~~attractive~~ favorable income and valuation characteristics. Once the Index universe is defined from the eligibility criteria, individual bonds are assigned a factor score ~~scored across~~ against their industry sector peers (industrials, financials, utilities, consumer and energy) based on rules-based fundamental metrics distinguishing, ~~such as~~ cash flow characteristics and discards the securities with poor cash flow performance. Remaining bonds are ranked within each sector based on liquidity scores, and are then screened so that the lowest 5% liquidity scores in each sector are removed from the Index. ~~Bonds with less favorable fundamental characteristics in each sector are removed from the Index.~~ The remaining bonds are then assigned an income tilt score based on the probability of default. ~~scored across valuation and income characteristics, with~~ The income tilt score is then applied within each sector to determine a bond’s weight in the Index, with bonds receiving higher income tilt scores within each sector more heavily weighted. Issuer exposure is capped at 2%, with excess exposure distributed to the remaining bonds on a pro-rata basis. The Index is rebalanced semi-annually.

6.	Comment: Please provide a numerical interest rate example, using the longest anticipated duration of the Fund’s portfolio (i.e., seven years).

Response: We have revised the Fund’s Interest Rate Risk disclosure to include the following sentence:

For example, the price of a security with a five-year duration would be expected to drop by approximately 5% in response to a 1% increase in interest rates.

7.	Comment: Please confirm if the Index is currently concentrated in any industry or sector. If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector.

8.	Comment: The last sentence of the discussion of Issuer Credit Risk included in the “Principal Risks of Investing in the Fund” section states the value of an investment in the Fund may change in response to, among other things, changes in the credit ratings of the Fund’s portfolio investments. Please explain how the Fund proceeds if there is a change in credit quality of a security included in the Index.

Response: In the event a bond’s credit quality improves such that it is no longer a junk bond (below Baa3 by Moody’s or below BBB- by S&P), the bond will be removed from the Index at the end of the month during which the bond’s credit quality improves its status. The Fund will be managed in order to track the Index in accordance with the Trust’s ETF exemptive order.

April 8, 2016

9.	Comment: Please confirm that the Fund is non-diversified based on the Index’s constitution. Please also disclose that the Fund is non-diversified in the Fund’s principal investment strategy.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified. We respectfully decline to disclose that the Fund is non-diversified in the Fund’s principal investment strategy section. Item 4(b) of Form N-1A requires that the Fund state that it is non-diversified, if applicable, in the Fund’s discussion of its principal risks of investing, not its principal investment strategy. We have included the appropriate non-diversification risk disclosure in the Fund’s “Principal Risks of Investing in the Fund” section.

10.	Comment: Please confirm supplementally that the Fund’s portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund. In addition, please consider including the following disclosure currently included in Item 10 to the “Portfolio Managers” discussion in Item 5.

The Fund is managed by Voya IM’s Fixed Income Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below.

Response: The Registrant confirms the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund. The disclosure currently included in Item 10 will be included in the “Portfolio Managers” discussion in Item 5.

11.	Comment: In the “Principal Investment Strategies of the Fund” section, please state that non-investment-grade bonds are also known as “junk bonds.”

Response: The first sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section has been revised as follows:

The Index is designed to capture the performance of selected issuers in the U.S. non-investment-grade corporate bond (“junk bonds”) market that are deemed to have ~~attractive~~ favorable fundamental~~, valuation,~~ and income characteristics.

12.	Comment: In the discussion of Issuer Credit Risk included in the “Principal Risks of Investing in the Fund” section, if the Fund may invest in unrated bonds, consider including related disclosure.

Response: If a bond is not rated by Standard & Poor’s or Moody’s, the bond is not eligible for inclusion in the Index.

April 8, 2016

Statement of Additional Information

13.	Comment: The “WisdomTree Index Description” section states that changes to the Index methodology will be publicly disclosed at a certain website. Please also consider including a link to a website that includes the complete Index methodology.

Response: The Index methodology is available at www.wisdomtree.com. We have clarified the language in the second sentence of the first paragraph of the “WisdomTree Index Description” section, as set forth below, to more clearly note that the Index methodology is also available on the website:

Additional information about the Index, including the components and weightings of the Index, as well as the Index methodology, which contains the rules that govern inclusion and weighting in the Index, is available at www.wisdomtree.com under “WisdomTree Solutions” in the Resource Library.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Macpeak, Esq.

K. Michael Carlton, Esq.